Exhibit 99.1

SGOCO Group, Ltd. Appoints Mr. Shi-Bin Xie as President and Chief Executive Officer

HONG KONG, November 3, 2014 /PRNewswire/ -- SGOCO Group, Ltd. (Nasdaq: SGOC), ("SGOCO" or the "Company"), a company focused on product design, distribution and brand development in the China display market, today announced its Board of Directors has appointed Mr. Shi-bin Xie to assume the new role as the President and Chief Executive Officer (“CEO”) of the Company, effective on November 1, 2014, to replace Mr. David Xu, who had resigned from the Board and as President and CEO for personal reasons and confirmed no disagreement with the Company.

With more than 15 years of experience in sales and marketing, specializing in Chinese display products, Mr. Shi-bin Xie was named as the President and CEO of SGOCO. He joined the Company in July 2012 and was promoted to the Vice President of Sales to handle a wide range of responsibilities in 2013. Prior to joining SGOCO, he was the Vice President of Sales in Shenzhen Dongqiao Huahan Technology Co., Ltd. From 2005 to 2010, Mr. Xie took a key role as the General Manager of Shenzhen Qinghua Ziguang Technology Co., Ltd and he also served as sales and marketing manager in various companies in China from 1997 to 2005. In addition, Mr. Xie holds a Bachelor of Science in Engineering from the East China Institute of Technology.

“The members of the Board consider Mr. Xie as the right person to lead the Company forward.” Mr. Tin Man Or, Chairman of the Board commented on the new position change. “We would also like to thank David for his leadership and contribution during the previous years and wish him all the best in his future endeavors”.

He continued, “We are delighted to welcome Mr. Xie as our new President and CEO effective immediately. With the new role, he will be deeply involved in management, operation and financial strategy of the Company. We are confident that SGOCO will achieve long-term sustainable growth and tap the new opportunities in the display market under his leadership.”

Last but not least, the newly appointed President and CEO Mr. Xie added, "I am honored to take this challenging role and look forward to working more closely with the entire team. In order to create the best share value and potential growth opportunities, our team will make concerted efforts and mutually cooperate in the foreseeable future to achieve our goals.”

About SGOCO Group, Ltd.

SGOCO Group, Ltd. is focused on product design, brand development and distribution in the Chinese display market, including computer monitors, All-In-One (“AIO”) and Parts-In-One (“PIO”) computers and application specific products. SGOCO sells its products and services in the China market and abroad. For more information about SGOCO, please visit our investor relations website http://www.sgocogroup.com.

Safe Harbor and Informational Statement

This announcement contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," "will," "intend," "plan," "estimate" or similar expressions, are "forward-looking statements". Forward-looking statements in this release include, without limitation, the effectiveness of the Company's multiple-brand, multiple channel strategy and the transitioning of its product development and sales focus and to a "light-asset" model, Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward-looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, requirements or changes adversely affecting the LCD and LED market in China; fluctuations in customer demand for LCD and LED products generally; our success in promoting our brand of LCD and LED products in China and elsewhere; our ability to have effective internal control over financial reporting; our success in designing and distributing products under brands licensed from others; management of sales trend and client mix; possibility of securing loans and other financing without efficient fixed assets as collaterals; changes in government policy in China; the fluctuations and competition in sales and sale prices of LCD and LED products in China; China's overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; compliance with government regulations; legislation or regulatory environments; geopolitical events, and other events and/or risks outlined in SGOCO's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and SGOCO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

SGOCO Group, Ltd.

Kathy Ko
Investor Relations Officer
Tel: +852 2501 0128
US: +1(646) - 5831616 (Voice mail)
Email: ir@sgoco.com